Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended August 31,
	2011		2010
Net income	$1,695		$1,730
Income tax expense (benefit), net	8		(6)

Income before income taxes	1,703		1,724

Fixed charges
Interest expense, net	273		285
Interest portion of rent expense (a)	16		17
Capitalized interest	16		20

Total fixed charges	305		322

Fixed charges not affecting earnings
Capitalized interest	(16)		(20)

Earnings before fixed charges	$1,992		$2,026

Ratio of earnings to fixed charges	6.5	x	6.3	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.